11/4

03037517

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Internet Identity Presence Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED NOV 25 2003 THOMSON FINANCIAL

FILE NO. 82- 478 FISCAL YEAR 7-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dly

DAT : 11/18/03

82-418

03 NOV -4 AM 7:21

AR/S
7-31-03

Consolidated Financial Statements of

INTERNET IDENTITY PRESENCE COMPANY LIMITED

Year ended July 31, 2003

(Audited – See Notes to Financial Statements)

Wm. Andrew Campbell C.A.
600 – 56 Temperance St.,
Toronto, Ontario
M5H 3V3

Tel.: (416) 363-6273
Fax: (416) 363-9982

Auditor's Report to the Shareholders

I have audited the consolidated balance sheets of Internet Identity Presence Company Limited. as at July 31, 2003 and 2002 and the statements of loss and deficit and changes in cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted an audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and the changes in its cash flows for the year then ended in accordance with generally accepted accounting principles in Canada.

(Signed "Wm. Andrew Campbell")
Chartered Accountant
Toronto, Ontario
September 12, 3003

INTERNET IDENTITY PRESENCE
COMPANY LIMITED
Consolidated Statements of Operations and Deficit
Year ended July 31, 2003 and 2002

(Audited – see Notes to Financial Statements))

	July 31,2003 ($)	July 31, 2002 ($)
Revenue		
Domain site registration fees	$1,136	$ 2,625
	1,136	2,625
Operating Expenses:		
Consulting fees	4,235	19,480
WEB site maintenance costs	22,020	11,882
Shareholder information and promotion	5,424	8,918
Office, general and administration	13,032	14,891
Legal and audit	4,335	20,293
Rent	14,100	39,625
Transfer agent's and regulatory fees	10,746	4,868
Loan interest	50,000	1,472
Depreciation	18,600	14,070
	142,942	135,499
(Loss) before the under noted item:	(141,806)	(132,874)
Gain on debt settlements	36,178	-
Foreign exchange gain /(loss)	(4,121)	(6,000)
Net Loss) for the period	(109,749)	(138,874)
Deficit, beginning of period	(12,634,480)	(12,495,606)
Deficit, end of period	(12,744,229)	(12,634,480)
(Loss) per share	$ (0.00)	$ (0.012)

INTERNET IDENTITY PRESENCE
COMPNAY LIMITED
Consolidated Statements of Cash Flows
Year ended July 31, 2003 and 2002

(Audited – See Notes to Financial Statements)

	July 31,2003 ($)	July 31, 2002 ($)
Cash provided by (used) in:		
Operating activities:		
Net (Loss) for the year	$(109,749)	$(138,874)
Items not involving cash:		
Unrealized foreign exchange loss (gain)	(5)	6,000
Depreciation	18,600	14,070
	(91,154)	(118,804)
Changes in non-cash operating working capital (note 11)	(41,517)	17,824
(Used in) Operating Activities	(132,671)	(100,980)
Financing activities:		
Issuance of common shares	132,799	70,000
Other loans and advances	-	125,000
Loans and advances from officer and director	(28,789)	(18,259)
	104,010	176,741
Investing activities:		
Proceeds on sale of long-term investments	-	-
(Additions) to capital assets	-	(13,250)
	-	(13,250)
Increase (decrease) in cash	(28,661)	62,511
Cash, beginning of year	30,175	(32,336)
Cash, end of year	$ 1,514	$30,175

Internet Identity Presence Company Limited
Notes to Consolidated
Financial Statements
July 31, 2003

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles accepted in Canada.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries World Domain Registry Inc. and We HaveDotComs.Com. During the year the Company abandoned Orbex Resources Inc., an inactive Deleware Corporation.

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The assets and liabilities, which require management to make significant estimates and assumptions in determining carrying values, including goodwill and deferred development costs.

Goodwill

Goodwill is recorded at cost. Should there be a permanent impairment in value goodwill will be written down to fair market value.

Deferred development costs

Deferred development costs are recorded at cost and fair market value.

Translation of foreign currencies

Foreign currency transactions and balances of integrated foreign operations are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the period end. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the weighted average exchange rate prevailing during the period. Exchange gains and losses are included in income in the current period.

Loss per common share

Basic loss per share has been computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are not presented because the conversion of all obligations and the exercise of all stock options would be antidilutive.

Internet Identity Presence Company Limited
Notes to Consolidated
Financial Statements
July 31, 2003

9. SHARE CAPITAL (continued):
(iii) Stock options

The Company has a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire common shares of the Company to qualified directors and officers and employees of the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date of grant and the maximum term of any option cannot exceed five years. The maximum aggregate number of common shares under option at any time under the Plan cannot exceed 40% of the issued shares.

The following table reflects the continuity for the year ended July 31, 2003 of options granted under the Plan:

	2003	Weighted Average Exercise Price
Outstanding at beginning of year	2,450,000	$0.07
Granted during the year	-	-
Cancelled during the year	-	-
Outstanding at end of year	2,450,000	$0.07

	2002	Weighted Average Exercise Price
Outstanding at beginning of year	3,050,000	$0.23
Granted during the year	1,650,000	0.07
Cancelled during the year	(2,250,000)	(0.23)
Outstanding at end of year	2,450,000	$0.07

Options outstanding at end of year consist of the following:

Number of Options	Option Price	Expiry Date
400,000	$0.25	January 26, 2006
400,000	$0.35	January 23, 2006
500,000	$0.05	September 25, 2007
500,000	$0.10	September 25, 2007
150,000	$0.04	September 4, 2003
150,000	$0.05	September 4, 2003
150,000	$0.06	September 4, 2003
200,000	$0.07	September 4, 2003
2,450,000		

Internet Identity Presence Company Limited
Notes to Consolidated
Financial Statements
July 31, 2003

9. SHARE CAPITAL (continued):

(iv) Calculation of Earnings (Loss) per Share (after giving effect to recoding the fair value of stock options granted during the year)

The Black-Scholes option valuation method was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. However, option valuation models require the input of highly subjective assumptions, such as the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. As a result, pro forma earnings and earnings per share have been presented.

For purposes of pro forma disclosures, the following assumptions were used for the Black-Scholes option pricing model: dividend yield 0%; expected volatility 250%; risk-free interest rate of 3.75%; and weighted average life of 2.5 years.

	2003	2002
Net Income (loss) for the year	$(109,749)	$(138,874
Unrecorded stock option compensation adjustment	-	(72,000)
Pro-Forma net loss for the year	$(109,749)	$(210,874)
Pro-Forma basic and fully diluted loss per share	$0.018	$0.018

(v)Acquisition of Internet Companies

On January 22, 2001 the Company issued 1,500,000 common shares at $0.10 per share for a 100% interest in the common shares of World Domain Registry Inc., which is an accredited Domain Name Registrar of the Canadian Internet Registration Authority" ("CIRA"). In addition the company issued 1,500,000 common shares during the year at a deemed price of $0.10 per share for 100% of the common shares of WeHaveDotComs.Com.

(vi) Treasury shares

In November 1994, the Company acquired 5,600 common shares for a total cost of $16,385. The current market value as at July 31, 2000 is $280. At present the Company does not intend to purchase additional shares

EQUITY
TRANSFER SERVICES INC.

03 NOV -4 AM 7:21

August 12, 2003

VIA ELECTRONIC TRANSMISSION

Dear Sir or Madam:

RE: Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual and Special* Meeting of Shareholders for the **Internet Identity Presence Company Inc.**

1.	ISIN -	CA 46061N1085
2.	Date Fixed for the Meeting -	October 17, 2003
3.	Record Date For Notice -	September 11, 2003
4.	Record Date For Voting -	September 11, 2003
5.	Beneficial Ownership Determination Date-	September 11, 2003
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting-	Common
7.	Classes of Series of Securities that entitle the holder to vote at the meeting-	Common
8.	Business to be conducted at the meeting-	Non Routine

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per: Lori Winchester
Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL: info@equitytransfer.com